TCW FUNDS DISTRIBUTORS LLC
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES AS OF AND
FOR THE YEAR ENDED DECEMBER 31, 2019,
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-31114

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

TCW Funds Distributors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles   California   90017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Krause   (213) 244-1065
                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

555 W. 5th Street   Los Angeles,   California   90013
(ADDRESS) Number and Street   City   State   Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, James G. Krause, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCW Funds Distributors LLC (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

CALIFORNIA JURAT WITH AFFIANT STATEMENT — GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 2020, by

1) James Krause

(and (2)______________________________)
Names of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CLAUDIA M. ADAIR
Notary Public - California
Los Angeles County
Commission # 2266103
My Comm. Expires Dec 7, 2022

Seal
Place Notary Seal Above

Signature
Signature of Notary Public

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm

(x)   (a) Facing page

(x)   (b) Statement of Financial Condition

(x)   (c) Statement of Operations

(x)   (d) Statement of Cash Flows

(x)   (e) Statement of Changes in Member's Equity

( )   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)

(x)   Notes to Financial Statements

(x)   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x)   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #4 to the financial statements)

(x)   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #4 to the financial statements)

( )   (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)

( )   (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)

(x)   (1) An Oath or Affirmation

(x)   (m) A copy of the SIPC Supplemental Report (filed separately)

(x)   (n) A Report describing the Broker – Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") (Bound Separately)

*   For condition of confidential treatment of certain portions of this filing, see Section 240.17a-15(e)(3).

Deloitte & Touche LLP
550 W. 5th Street
Suite 2700
Los Angeles, CA 90013
United States
Tel: +1 213 688 0800
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of TCW Funds Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCW Funds Distributors LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1, the Company derives most of its revenues from several affiliates. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with an affiliate whereby certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Los Angeles, California

February 27, 2020

We have served as the Company's auditor since 1990.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents (Note 2 and Note 3)	$	2,516,003
Distribution fees receivable (Note 2)		853,919
Prepaid expenses and other		161,247
TOTAL ASSETS	$	3,531,169

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution fees payable to Advisor (Note 2)	$	853,919
Accrued professional fees and other		3,145
Total Liabilities		857,064
Commitments and contingencies (Note 6)		
Member's Equity:		2,674,105
Total Member's Equity		2,674,105
Total Liabilities and Member's Equity	$	3,531,169

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES

Distribution fees (Note 2)	$	33,310,875
Commission fees (Note 2)		19,796,866
Non-12b-1 fees (Note 2)		63,487,979
Dividend and other income		35,727
Total Revenues		116,631,447

EXPENSES

Distribution fees expense (Note 2)	33,310,875
Commission expense (Note 2)	19,796,866
Non-12b-1 fee expense (Note 2)	63,487,979
Regulatory expenses	291,173
Professional fees and other expenses	90,814
Total Expenses	116,977,707

NET LOSS	$	(346,260)

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance at January 1, 2019	$ 3,020,365
Net loss	(346,260)
Balance at December 31, 2019	$ 2,674,105

See notes to financial statements.

TCW FUNDS DISTRIBUTORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss			$ (346,260)
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in assets and liabilities:			
Distribution fees receivable	$	(63,913)	
Prepaid expenses		(12,293)	
Distribution fees payable to Advisor		63,913	
Accrued professional fees and other		2,200	
Total Adjustments			(10,093)
Net cash used in operating activities			(356,353)
NET DECREASE IN CASH AND CASH EQUIVALENTS			(356,353)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR			2,872,356
CASH AND CASH EQUIVALENTS AT END OF YEAR			$ 2,516,003

See notes to financial statements.

6

TCW FUNDS DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 – ORGANIZATION

TCW Funds Distributors LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company is a single-member limited liability company ("single-member LLC"), a wholly owned subsidiary of TCW Group, Inc. (the "Parent") and is a second-tier subsidiary of Clipper Holding L.P. ("Holding").

The Company derives most of its revenues from several affiliates. The Company has an expense-sharing agreement (as described further in Note 5) with TCW LLC, ("TCW") an affiliate of the Company, under which certain expenses are incurred by the Parent on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Reportable Segment – Management has determined that the Company operates in one segment, based on the similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates.

Cash and Cash Equivalents – The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2019, cash and cash equivalents consist of approximately $724,744 in demand deposits with a bank and approximately $1,791,259 in a money market mutual fund.

Distribution Fees – The Company serves as the nonexclusive distributor of each class of the TCW Funds, Inc., (the "TCW Funds") and the Metropolitan West Funds (the "MetWest Funds" and together with the TCW Funds, the "Funds") family of funds' shares. The Funds have a distribution plan (the "Plans") pursuant to Rule 12b-1 under the 1940 Act with respect to the N and M Class shares of each TCW Fund and MetWest Fund, respectively. Under the terms of the Plans, the Company receives distribution fees from the TCW Funds of 0.25% of TCW Funds' net assets for N Class and 0.16% to 0.25% of the MetWest Funds' net assets for M Class. In general, these fees are received from the Funds within 10 business days after month-end. The Company expects to use all of these fees to compensate and reimburse the investment advisors - TCW Investment Management Company LLC ("TIMCO") for the TCW Funds and TCW Asset Management Company LLC ("TAMCO" and together with TIMCO, the "Advisor") for the MetWest Funds. The Advisor in turn pays the brokers, financial advisers, retirement plan service providers, and other financial intermediaries for providing administrative services to their customers. At December 31, 2019, the Company had $853,919 of distribution fees payable to the Advisor and $853,919 of distribution fees receivable from the Funds on the Statement of Financial Condition. For the year ended December 31, 2019, the Company earned distribution fees of $33,310,875 from the Funds and expensed and recorded distribution fees of $33,310,875 to the Advisor.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Fees – The Company earns commissions revenue from TCW for serving as a broker-dealer of its affiliates' mutual funds and other affiliated investment funds. The Company remits commissions back to TCW, which acts as the disbursing agent for the commission payments, to pay its registered representatives. Commission fees and related expenses are recognized on a trade date basis. During 2019, the Company earned commissions of $19,796,866 from TCW and expensed commissions $19,796,866 to TCW. The Company accounts for commission receivables and liabilities to TCW in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20, *Offsetting*, where presentation on a net basis is permitted when a setoff right exists. As of December 31, 2019 the amount of commissions due to/from TCW was $1,917,196, presented on the Statement of Financial Condition on a net basis.

Non-12b-1 fees – The Company has contracted with various third party intermediaries for certain non-distribution related services ("Non-12b-1 fees") for recordkeeping, administrative and other miscellaneous services. The Company engages these third party intermediaries to assist the Advisor to the Funds and recorded Non-12b-1 fee revenue of $63,487,979 in 2019 for these services. The Company also utilizes the Advisor as the paying agent for all non-distribution related services and recognized an expense of $63,487,979 in 2019 representing the Company's obligation to third party intermediaries for such non-distribution related services. The corresponding receivable for the Non-12b-1 fees and payable for the Non-12b-1 fees are due from and due to Advisor, respectively, and presented on a net basis on the Statement of Financial Condition. As of December 31, 2019, the amount of Non-12b-1 fees due to/from Advisor was $14,363,121.

Income Taxes – The results of the Company's operations are included in the consolidated tax return of Clipper Intermediate Corp. (a wholly-owned subsidiary of Holding). As a single-member LLC, the Company is a disregarded entity under U.S. Federal tax laws and accordingly, no tax recognition is reflected in the Company's financial statements.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such difference could be material. Significant estimates made by management relate primarily to accrued income and accrued expenses.

Fair Value of Financial Instruments – The Company's financial instruments, primarily including cash and cash equivalents, distribution fee receivables, and distribution fees payable, are recorded at their cost or contract amount, which is considered by management to approximate their fair value, as they are short-term in nature or are subject to frequent repricing.

Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), which requires the amount of revenue recognized by an entity to correlate with the satisfaction of performance obligations to the customer as well as the amount of consideration that the entity expects to be entitled to in exchange for goods and services provided. An entity is required to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when, or as the entity satisfies a performance obligation. In determining the transaction price, an entity is also required to ascertain whether constraints

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

on variable consideration should be applied due to uncertain future events. In accordance with ASC 606, the Company's revenue streams, performance obligations and associated timing of revenue recognition are as follows:

Revenue Stream	Performance Obligation[1]	Revenue Recognition
Distribution fees	To serve as the nonexclusive distributor of the Funds' shares	Recognized over time; however, because such fees are based on month- or quarter-end average market values, such fees are constrained until the end of the month when the actual average market values of the Funds are known and the related revenues are no longer subject to significant reversal.
Commission fees	To serve as broker-dealer of the Funds by marketing and selling the Funds' shares	Point in time or over time, depending on the basis for the commission.
Non-12b-1 fees	To provide certain non-distribution related services for recordkeeping, administrative and other miscellaneous services.	Recognized over time; however, because such fees are based on month- or quarter-end market values, such fees are constrained until the end of the month when the actual market values of the Funds are known and the related revenues are no longer subject to significant reversal.

[1]Each represent a single performance obligation associated with the relevant revenue stream. The Company applies a time-elapsed output method for performance obligations satisfied over time since the services are provided evenly throughout the period.

In assessing its revenue arrangements, the Company also applies the control principal and considers indicators of control as prescribed in ASC 606 to determine whether it is the principal or agent in each revenue arrangement. Revenues and expenses from arrangements whereby the Company is the principal are reported at gross in the Company's Statement of Operations.

TCW FUNDS DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 3 – FINANCIAL INSTRUMENTS

The Company's financial assets measured and reported at fair value are classified and disclosed in one of the following categories:

o Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are money market funds, listed equities, and equity index funds. The Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

o Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category are convertible bonds.

o Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

The following is a summary of the Company's financial assets as of December 31, 2019, that is accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash equivalents -				
Money market mutual fund	$ 1,791,259	$ -	$ -	$ 1,791,259
Total assets	$ 1,7291,259	$ -	$ -	$ 1,791,259

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2019. There are no financial assets and liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2019.

NOTE 4 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $1,623,114, which was $1,565,976 in excess of its required net capital of $57,138. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

NOTE 4 – REGULATORY REQUIREMENTS (continued)

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation for Determination of Reserve Requirements for Brokers or Dealers nor is the Company required to provide Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The Company has an expense-sharing agreement with TCW, under which TCW agrees to accept responsibility for the general and administrative expenses of the Company and to serve as common paymaster for the purpose of eliminating duplication in accounting and payments for shared expenses. In accordance with FINRA's (formerly the National Association of Securities Dealers) Notice to Members dated October 2003 ("NTM 03-63"), the Company maintains a schedule of operating expenses paid for by TCW on behalf of the Company. During 2019, the amount of operating expenses was $2,591,841. Refer to Note 2 for discussion of related party agreements and transactions pertaining to distribution, commission and non-12b-1 fees.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company receives subpoenas or other requests for information from various U.S. federal, state governmental, and regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is the Company's policy to cooperate fully with all such inquiries. The Company, certain affiliates, and various third parties have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with the Company's activities.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of pending or threatened regulatory matters or lawsuits will have a material adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such matters will have a material adverse effect on the Company's results of operations in any future reporting period.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

* * * * * * *

SUPPLEMENTAL SCHEDULE (g)

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

NET CAPITAL

Total member's equity from statement of financial condition		$ 2,674,105

DEDUCTIONS AND/OR CHARGES

Nonallowable assets:			
Distribution fees receivable	$ 853,919		
Prepaid expenses and other	161,247		
Total deductions and/or charges			1,015,166
Net capital before haircuts on securities positions			1,658,939
Haircuts on securities:			
Money market mutual fund	35,825		
Total haircuts			35,825

NET CAPITAL		$ 1,623,114
TOTAL AGGREGATE INDEBTEDNESS		$ 857,064
MINIMUM CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 57,138
EXCESS CAPITAL		$ 1,565,976
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.53%

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2019, filed on January 24, 2020.

SUPPLEMENTAL SCHEDULE (h)

TCW FUNDS DISTRIBUTORS LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2019

The Company is exempt from the Computation for Determination of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE (i)

TCW FUNDS DISTRIBUTORS LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of TCW Funds Distributors LLC:

We have reviewed management's statements, included in the accompanying exemption report, in which (1) TCW Funds Distributors LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

Los Angeles, California

February 27, 2020

TCW Funds Distributors LLC's Exemption Report

TCW Funds Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2019 to December 31, 2019 without exception.

TCW Funds Distributors LLC

I, James G. Krause, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

James G. Krause
Title: Chief Financial Officer
Date: February 27, 2020